SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 2, 2017

To

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, nº 111, 33º andar

Centro – Rio de Janeiro

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Attn:   Nilza Maria Silva de Oliveira

Corporate Oversight Manager-1

Ref.: Official Letter 324/2017/CVM/SEP/GEA-1

Dear Sir/Madam,

In reference to Official Letter 324/2017/CVM/SEP/GEA-1 (“Letter”) of September 29, 2017, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) about the news article published on the same date in Valor Online, entitled “Minoritário quer impedir Petrobras de votar sobre Cetrel” [Minority shareholders plan to stop Petrobras from voting on Cetrel], as reproduced below:

 “Dear Sir,

1.         With regard to the article published on September 29, 2017, in Valor Online, entitled "Minority shareholders planning to stop Petrobras from voting on Cetrel", which contains the following statements:

 “Braskem’s minority shareholders want to stop Petrobras, the co-parent company of the petrochemical producer, from voting in the Extraordinary Shareholders' Meeting (ESM) called for today to discuss and vote on the repurchase of Cetrel, a company that provides environmental services at the Camaçari Complex, in Bahia. According to these Investors, paying R$610 million for the basic sanitation company, which was sold by Braskem itself to Odebrecht Ambiental five years ago, makes no commercial sense and is only intended to provide financial assistance to the Odebrecht Group, which has faced financial challenges after Operation Car Wash.

According to lawyer André Dantas from Geração Futuro, the plan is to file an application to challenge the vote by the state-owned company as soon as the transaction is presented (the ESM should begin at 9 a.m., in Camaçari, Bahia) by claiming that Petrobras is bound by the Braskem shareholders' agreement and, as such, is part of the controlling group and an interested party.

The application by the minority would, in fact, apply to the two controlling shareholders of the petrochemical producer. But Valor has leraned that Odebrecht will abstain from voting, since it is an interested party. Meanwhile, Petrobras is expected to vote in favor of Cetrel’s acquisition.

The position against the transaction has already been expressed by non-controlling shareholders in the first ESM to consider the matter, which was held on August 25. On the occasion, the repurchase of Cetrel was removed from the agenda. The calling of a new ESM to consider the matter, already this Friday, came as a surprise to the minority shareholders.

To Dantas, which represents the investment fund Geração Futuro L. Par, a non-controlling holder of common shares in Braskem, there is no reason for the petrochemical producer’s decision to repurchase the assets, which was sold five years ago precisely because it was not considered strategic. “To us, it appears to be an agreement of convenience, given Odebrecht’s cash needs to meet its payments under the leniency agreement,” he said.

In 2012, Braskem sold its interests of 54.2% in Cetrel and 100% in Distribuidora de Água de Camaçari (DAC) to Odebrecht Ambiental for R$652 million. At the end of last year, the Odebrecht Group negotiated the sale of Ambiental to Canadian-based Brookfield, which has not expressed interest in Cetrel. In this context, Braskem presented an offer of R$610 million to repurchase a 63.7% interest in the company.

 “The transaction is disadvantageous to minority shareholders and the company as a whole,” said the lawyer from Geração Futuro. "The asset isn't part of Braskem’s core business, and there is no reason for a transaction at this time," he added.

To lawyer Felipe Claudino, a partner on the corporate law team at Rolim de Mello Sociedade de Advogados, the transaction is being analyzed cautiously, since Cetrel is changing hands once again between related parties. “There are potential conflicts of interest. It should be heavily based on technical criteria to justify the acquisition,” he said.

If the challenge is not accepted, Petrobras will be in a position to approve, at its sole discretion, the transaction in the ESM, since it holds 47% of the petrochemical company’s voting capital. If approved, the acquisition will be questioned by non-controlling shareholders at the Securities and Exchange Commission of Brazil (CVM) or in the Courts. “We will cast our protest votes in the event of a decision in favor and will question the deal in either the administrative or legal spheres," he said.

The Association of Capital Markets Investors (AMEC) is also accompanying the case with concern and will await developments in the shareholders' meeting to potentially take a position on the matter.

Contacted, Petrobras said that it could not comment on the matter. Meanwhile, Braskem said that Cetrel will play an important role in managing the environmental processes of its operations in the Camaçari Petrochemical Complex. “The acquisition will ensure the security and reliability of the complex’s industrial operations, in line with Braskem’s strategy to strengthen its petrochemical activities,” it said via a notice.

According to the Camaçari Industrial Development Committee (Cofic), which represents more than 90 companies operating in the region, Cetrel is strategic to the operations of the complex and has an important database on emissions and water. There is concern with a possible change in the focus of investments in the event of the transfer of control in Cetrel, according to the superintendent–general of Cofic, Mauro Pereira.”

2.         In view of the aforementioned, we request a statement from the company as to the veracity of the news article, informing the economic rationale for the transaction to repurchase Centrel, given the claim made by the non-controlling shareholders that the transaction has no commercial rationale and only serves to provide financial assistance to the Odebrecht Group.

 (...)”

With regard to this matter, Braskem clarifies to the market and its shareholders that, in accordance with the information provided through its Material Fact dated January 27, 2017, and as per the rationale presented in the Management Proposal in connection with the Extraordinary Shareholders' Meeting held on September 29, 2017, the acquisition of a controlling interest in Cetrel S.A. (“Cetrel”) aims to ensure the safety and reliability of Braskem’s industrial operations at the Petrochemical Complex in Camaçari, which is aligned with the Company’s strategy of strengthening its petrochemical operations, given the relevant role that Cetrel plays in managing environmental processes in the complex’s operations.

In fact, Cetrel is a strategic asset form the operational standpoint of the Camaçari Complex, since it is responsible for supplying 100% of the needs for demineralized, clarified and drinking water and for managing the fire-suppression water reservoir for the entire complex, and with its treatment plant connected to Braskem’s plants. For this reason, its high-quality management is critical to Braskem’s operational and environmental safety at Camaçari.

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In addition to this main reason, Cetrel has a solid base of long-term clients, which include Braskem, and operates in a market marked by growing demand for its services. These factors, combined with the specific technical knowledge of its operating segment, its operational experience and the maturity of its processes, give us adequate visibility of costs and investments, which point to favorable financial prospects for its profitability over the coming years.

Based on these factors, Braskem engaged G5 Consultoria e Assessoria Ltda. and Banco BNP Paribas Brasil S.A. to prepare a fairness opinion and valuation report, respectively, which determined the fair value of said asset. Apsis Consultoria e Avaliações Ltda. also was engaged to advise on the application of Article 256 of Brazilian Corporation Law.

Furthermore, the transaction to acquire shares representing 63.66% of the total and voting capital of Cetrel rigorously observed all government processes, was extensively discussed by management, was duly analyzed by the Finance and Investments Committee and the Compliance Committee and was approved by the Board of Directors, upon which occasion the Chairman of the Board abstained from voting after barring himself from considering the matter.

Lastly, the matter was submitted to a vote by Braskem’s shareholders convened in the extraordinary meeting of September 29, and was approved by a majority of votes, with the abstention of the parent company Odebrecht Serviços e Participações S.A. and of the shareholder Odebrecht S.A., which satisfied the only condition precedent pending for the consummation of the transaction.

Lastly, the Company refers you to the public information already made available by it with regard to the shareholders meetings, since it is not possible or of its responsibility to comment on or confirm the intentions of shareholders or third parties.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.